Mail Stop 4561
via fax (214) 939-5849

November 20, 2006

Mr. Peter B. Jacobson
Chief Executive Officer
Tribeworks, Inc.
111 Via Quito
Newport Beach, CA 92663

      Re: Tribeworks, Inc.
              Form 10-KSB for Fiscal Year Ended December 31, 2005
              Filed April 17, 2006
              Forms 10-QSB/A for Fiscal Quarters Ended March 31, 2006 and
              June 30, 2006 Filed November 17, 2006

Dear Mr. Jacobson:

We have reviewed your the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-QSB/A for the Fiscal Quarters Ended March 31 and June 30, 2006

General

1.   We note your disclosures in Notes L and M of your March 31, 2006 Form 10-QSB/A (Notes K and L in the June 30, 2006 Form 10-QSB/A) where you explain that the Company has "corrected and "restated" the December 31, 2005 financial statements to reclassify $1,073,744, which had previously been recorded as software development costs in the December 31, 2005 audited statements of

income to "investment in Atlas" on your consolidated balance sheet. It appears that your December 31, 2005 audited financial statements were incorrect and accordingly, you should amend your December 31, 2005 Form 10-KSB.

2.   Also, tell us how you considered the requirements to file an Item 4.02 Form 8-K as it appears your previously issued financial statements can no longer be relied upon.

****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact the undersigned at 202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Accounting Branch Chief